

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2021

Stephen Fitzpatrick
Chief Executive Officer
Vertical Aerospace Ltd.
140-142 Kensington Church Street
London, W8 4BN
United Kingdom

> **Re:**   **Vertical Aerospace Ltd.**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Exhibit No. 10.18**
> **Filed October 8, 2021**
> **File No. 333-257785**

Dear Mr. Fitzpatrick:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance